Buenos Aires, April 27, 2022.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Capital reduction.

Dear Sirs,

I am writing in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) to inform that the General Ordinary and Extraordinary Shareholders’ Meeting, in accordance with article 220 item 1) of the Corporations Act, approved a capital reduction of AR$ 2.761.375 by way of cancellation of 2.761.375 book-entry, ordinary shares, of a nominal value of AR$ 1 each and carrying one vote per share. As a consequence of that, the capital stock will be reduced from AR$ 1.386.405.980 to AR$ 1.383.644.605.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations